SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                           BALTIMORE TECHNOLOGIES PLC
          ----------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
            ----------------------------------------------------
                         (Title of Class of Securities)

                                    G2549F152
                     ---------------------------------------
                                 (CUSIP Number)

                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 31, 2004
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)
_____________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. G2549F152                    13D                           Page 2 of 5
-------------------                                                 ------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Acquisitor Holdings Ltd.
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda

--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
NUMBER OF                 123,897
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.     SHARED VOTING POWER
OWNED BY                  0
EACH               -------------------------------------------------------------
REPORTING          9.     SOLE DISPOSITIVE POWER
PERSON                    123,897
WITH               -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     123,897
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                 ------------
CUSIP NO. G2549F152                    13D                           Page 3 of 5
-------------------                                                 ------------

                               AMENDMENT NO. 1 TO
                               ------------------
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the the Reporting Person (as defined below) with the Securities and Exchange Commission (the "Commission"). This Amendment amends the Statement on Schedule 13D filed by the Reporting Person with the Commission on November 30, 2004 (the "Schedule 13D") as specifically set forth herein. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended and restated to read as follows:

     The class of equity securities to which this Statement relates is the ordinary shares ("Ordinary Shares") of 125 pence each (nominal value), of Baltimore Technologies plc, a company incorporated with limited liability in England and Wales (the "Issuer"). The principal executive offices of the Issuer are located at Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire HP2 7DN, England.

     On December 21, 2004, the Issuer effected a previously announced share consolidation. Under the consolidation, each existing 125 ordinary shares of 1 penny each (nominal value) in the Issuer was consolidated into a single new ordinary share of 125 pence (nominal value).

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended to add the following:

     On December 31, 2004, the Reporting Person changed its name from Acquisitor Holdings (Bermuda) Ltd. to Acquisitor Holdings Ltd.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

     The aggregate purchase price of the 123,897 Ordinary Shares held by the Reporting Person is 5,911,940 Pounds Sterling (including brokerage fees and expenses). All of the Ordinary Shares beneficially held by the Reporting Person were paid for using its working capital funds.

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CUSIP NO. G2549F152                    13D                           Page 4 of 5
-------------------                                                 ------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

     (a)-(b) The aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares of the Issuer beneficially owned (i) by the Reporting Person, and (ii) to the knowledge of the Reporting Person, by each other person who may be deemed to be a member of a group, is as follows:

                                   Number of         Number of
                                  Shares: Sole     Shares: Shared
              Aggregate Number  Power to Vote or  Power to Vote or
                 of Shares          Dispose           Dispose       Approximate
Filing Party                                                        Percentage*
--------------------------------------------------------------------------------
Acquisitor             123,897           123,897                 0         28.8%
--------------------------------------------------------------------------------
     *  Based  on  430,647  Ordinary Shares outstanding as of December 22, 2004.

     (c) Set forth below are all transactions in the Ordinary Shares by the Reporting Person since the filing of the Schedule 13D. All of such transactions were effected in the open market.

    Date       Buy or Sell     Number of Securities     Price in Pounds Sterling

12/31/2004        Buy                12,000                      17.85

     (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

-------------------                                                 ------------
CUSIP NO. G2549F152                    13D                           Page 5 of 5
-------------------                                                 ------------

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005

ACQUISITOR HOLDINGS LTD.


By: /s/  Duncan Soukup
---------------------------
Name: Duncan Soukup
Title: Deputy Chairman


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